Exhibit 99.1

The transactions pursuant to the share exchange described in this press release involve securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

July 3, 2025

To Whom It May Concern:

Company name:	World Co., Ltd.
Representative:	Nobuteru Suzuki
Representative Director of the Board,
President & Executive Officer
(Securities code: 3612, Tokyo Stock Exchange (Prime Market))
Inquiries:	Keiichi Nakabayashi
Member of the Board, Executive Vice President and
Executive Officer
(Telephone: +81-3-6887-1300)

Company name:	Narumiya International Co., Ltd.
Representative:	Hirotaka Kunikyo
President, Representative Director and Chief Executive Officer
(Securities code: 9275, Tokyo Stock Exchange (Standard Market))
Inquiries:	Masayuki Oya
Executive Officer & General Manager of the Administration Division
(Telephone: +81-3-6430-3405)

Notice Concerning Execution of a Share Exchange Agreement (Simplified Share Exchange) for Making Narumiya International Co., Ltd. A Wholly Owned Subsidiary of World Co., Ltd.

World Co., Ltd. (“World”) and Narumiya International Co., Ltd. (“Narumiya”; collectively, “Companies”) hereby announce that the Companies have decided, based on the resolution of the Board of Directors meetings of the Companies held today, to implement a share exchange (the “Share Exchange”) whereby World will become the wholly owning parent company and Narumiya will become a wholly owned subsidiary, and that today the Companies entered into a share exchange agreement (the “Share Exchange Agreement”).

The Share Exchange is scheduled to be consummated effective as of October 1,2025: by (i) World through a simplified share exchange procedure pursuant to the provisions of Article 796, Paragraph 2 of the Companies Act (Act No. 86 of 2005, as amended; hereinafter the same) without requiring approval by a resolution of a shareholders meeting; and (ii) by Narumiya after the Share Exchange Agreement is approved by a resolution at its extraordinary shareholders meeting (the “Extraordinary Shareholders Meeting”) scheduled to be held on August 28, 2025.

Prior to the effective date of the Share Exchange (scheduled for October 1, 2025), Narumiya’s common shares (“Narumiya Shares”) will be delisted from the Standard Market of the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) on September 29, 2025 (with the last trading date being September 26, 2025).

1.	Background to the Execution of the Share Exchange Agreement

The World Group (the group of World, its subsidiaries and the companies to which the equity method applies; hereinafter the same), as a “Value-Creating Enterprise” that constantly offers a wide variety of products or services that customers want to have concerning fashion, has been targeting at construction of the “Fashion Ecosystem unique in the world” which does not cause losses or wastes, since its announcement in 1992 of the “SPARCS” plan. In Plan-W, the medium-term management plan started in the fiscal year ended in February 2024, it is targeting at realization of the World Fashion Ecosystem through a virtuous cycle of enhancement of corporate value and employee value, by creating customer value with the new business portfolio. In the brand business, as the World Group advocate the “sustainable growth of the entire portfolio,” it is promoting three fundamental strategies of (i) business portfolio improvement, (ii) store opening in multiple channels and (iii) sustainable rejuvenation: Pursuit of the synergy with Narumiya is one of the themes to which the group gives the greatest priority.

Narumiya has released its medium-term management plan for a period of three years starting in the fiscal year ended February 2025, in order to reinforce promotion of its growth strategy while advocating its managerial philosophy of “To Become Corporation that is Loved Regardless of Generations.” While the competition in the babies’ and children’s clothing market is moving into that of a wider scope including services, in relation to the strengthening of existing businesses, it is exerting itself for the progress of multiple brand businesses, deepening of the multiple channel businesses and reinforcement of the customer relationship management (CRM) and, in relation to the attempt to enter new businesses, for proposal of kids’ lifestyle, proposal of new categories and revitalization of the intellectual property (IP) in its possession.

As World believes it will contribute to development of its brand businesses to strengthen the relationship with Narumiya, which has children’s clothing brands that World does not have, through acquisition of Narumiya shares to maintain and further develop business relations with Narumiya, World received the allotment of Narumiya shares when Narumiya shares were listed on the Second Section of the Tokyo Stock Exchange in September 2018 and continued acquiring Narumiya shares: In March 2019, Narumiya became its affiliate to which the equity method applies, as a result of additional purchase of its shares. After that, in an attempt to further strengthen their capital and trade relationship, the Companies entered into the capital and business tie-up agreement dated January 13, 2022 and, simultaneously, World made Narumiya its consolidated subsidiary on the occasion of the takeover bid implemented in February of the same year. Based on their relationship of cooperation taking advantage of each one’s strength, the Companies subsequently made efforts in co-creation of multilateral synergy in operation, personnel affairs, businesses, etc. through the mutual utilization of managerial resources. Narumiya has fully shown its strength as a category killer in babies’ and children’s clothing in the World Group’s portfolio. Regarding the domestic business environment for the apparel industry, however, cost increases have become evident including purchase prices, distribution expenses and personnel expenses: It is likely that, in the future, more and more companies or brands that fail to maintain their competitiveness will be weeded out. Meanwhile, with regard to the financial market, cost consciousness for maintenance of shares being listed has become highlighted once again as the screening for the TOPIX (Tokyo stock exchange stock price index) components has become stricter in tandem with the request by the Tokyo Stock Exchange. For Narumiya to reinforce its businesses, both existing and new, as it advocates, further cost reduction and new investment will be needed: As current capital structure requires to give consideration to the benefits of minority holders of Narumiya shares and, if it were to be maintained, the structural limit may be reached with regard to the promotion of business strategy by flexible and speedy decision making, implementation of investment with strong impact for business development, and injection of World Group’s managerial resources into Narumiya.

Against such a background, to become a wholly owned subsidiary is believed to lead to implementation of investment in the businesses which will help increase the corporate value taking advantage of the scale of the entire World Group from an even longer term prospect, comprehensive utilization of the assets possessed by the World Group and an increase of managerial efficiency by cost reduction, by eliminating the conflicts of interest with the minority shareholders of World and Narumiya along with the restriction for securing the independency.

As described above, for Narumiya to become a wholly owned subsidiary is considered to be very beneficial in terms of the promotion of measures for growth which has not been sufficiently implemented in the current capital structure and, furthermore, for further increase in the corporate value of Narumiya and the World Group. Therefore, both companies have engaged in discussions of the possibilities of measures to enhance the corporate value of Narumiya and the methods for making Narumiya a wholly owned subsidiary.

As a result of these discussions, the Companies have reached a common understanding that by making Narumiya a wholly owned subsidiary, the following measures to enhance corporate value such as those mentioned below may be implemented.

(1)

Large-scale investment for growth for Narumiya’s systems and new businesses, overseas development, M & A projects, etc. for which stable cash flow, managerial resources and know-hows of the scale corresponding to that of the World Group are fully utilized.

(2)

Strengthening of the Group’s business foundation through such measures as implementation of personnel reshuffling to provide the right personnel in the right places of each party, in addition to the next-stage concentration and leverage of businesses and assets such as an increase of profits derived from e-commerce, realization of the business integration without being hampered by the walls between the Companies, and an increase in Narumiya’s profitability making good use of World’s systems and personnel.

(3)

Increases in Group’s managerial efficiency and competitiveness through integration of the corporate functions and optimization of personnel assignment as well as sharing of resources and know-hows on the value chains ranging from purchases to sale.

Additionally, the companies chose a share exchange as the method for making Narumiya a wholly owned subsidiary. Common shares of World (“World Shares”) will be delivered to the minority shareholders as consideration in the Share Exchange and, through the ownership of World Shares, such shareholders will have the opportunity to benefit from, among others, the anticipated effects of various measures to be implemented after the Share Exchange, the business development and profit expansion of the World Group resulting from such effects, and the consequent increase in the market price of World Shares, and that World Shares, which are highly liquid, can be traded in the market for cash at any time so that the minority shareholders of Narumiya may have the option of whether to continue holding Narumiya shares or to liquidate them for cash. These are the reasons for judging that the Share Exchange is the desirable scheme.

Based on the above, Narumiya and World consider that Narumiya becoming a wholly owned subsidiary of World will significantly contribute to further enhancement of the corporate value of both Narumiya and the World Group in the future. Consequently, the companies concluded that this transaction will be beneficial for the shareholders of both World and Narumiya, and have decided today to implement the Share Exchange and enter into the Share Exchange Agreement.

2.	Overview of the Share Exchange

(1)	Timetable for the Share Exchange

Date of resolution by the Board of Directors meetings concerning conclusion of the Share Exchange Agreement (World and Narumiya)	July 3, 2025

The execution of the Share Exchange Agreement (World and Narumiya)	July 3, 2025

Public announcement of the record date for the Extraordinary Shareholders Meeting (Narumiya)	July 7, 2025 (scheduled)

Record date for the Extraordinary Shareholders Meeting (Narumiya)	July 22, 2025 (scheduled)

Extraordinary Shareholders Meeting (Narumiya)	August 28, 2025 (scheduled)

Last trading date (Narumiya)	September 26, 2025 (scheduled)

Delisting date (Narumiya)	September 29, 2025 (scheduled)

The Share Exchange to take effect	October 1,, 2025 (scheduled)

Note 1:	The Share Exchange constitutes a simplified share exchange which does not require approval of World’s shareholders meeting under Article 796, Paragraph 2 of the Companies Act.

Note 2:

The above schedule is subject to change upon mutual discussions and agreement between the companies if required due to reasons such as the necessity of procedural progress related to the Share Exchange.

(2)	Method of the Share Exchange

The Share Exchange is a share exchange in which World will become the wholly owning parent company and Narumiya will become a wholly owned subsidiary. The Share Exchange is scheduled to be implemented effective as of October 1, 2025 by World through a simplified share exchange procedure under the provisions of Article 796, Paragraph 2 of the Companies Act, without requiring approval by a resolution of the shareholders meeting, and by Narumiya after the Share Exchange Agreement is approved at the Extraordinary Shareholders Meeting.

(3)	Details of the allotment in the Share Exchange

	World (Wholly owning parent company resulting from share exchange)	Narumiya (Wholly owned subsidiary resulting from share exchange)

Allotment ratio for the Share Exchange	1	0.58

Number of shares to be delivered upon the Share Exchange	Common stock of World: 2,467,668 shares (scheduled)

Note 1:	Share allotment ratio in the Share Exchange

World will allot and deliver 0.58 World shares per Narumiya Share. However, no shares will be allotted in the Share Exchange for the Narumiya Shares held by World at the Record Time (as defined below). Please note that the above allotment ratio for the Share Exchange (the “Share Exchange Ratio”) in the table above is subject to change by mutual agreement made between World and Narumiya after their negotiations if there are significant changes in the conditions based on which the Share Exchange Ratio was calculated.

Note 2:	Number of World Shares to be delivered in the Share Exchange

In the Share Exchange, World plans to allot and deliver to the Narumiya shareholders (excluding World) at the time immediately before World acquires all of the issued shares of Narumiya (excluding the Narumiya Shares owned by World) (the “Record Time”), the number of World Shares calculated based on the Share Exchange Ratio, in exchange for the Narumiya Shares held by such shareholders.

Note 3:	Handling of shares less than one unit

The shareholders of Narumiya who will own shares of World that are less than one unit (or less than 100 shares) as a result of the Share Exchange may not sell such shares that are less than one unit on a financial instruments exchange market. Pursuant to Article 192, Paragraph 1 of the Companies Act, shareholders who own such shares that are less than one unit may request World to purchase their shares less than one unit may request World to purchase their shares less than one unit.

Note 4:	Handling of fractions of less than one share

For the shareholders of Narumiya who will otherwise be allotted and delivered fractions of less than one share of World Shares in the Share Exchange, World will, pursuant to Article 234 of the Companies Act and other relevant laws and regulations, sell World Shares in the number equivalent to the total number of such fractions (with any fraction less than one share in the total number to be rounded down) and pay these shareholders the proceeds from such sale in cash in proportion to their respective numbers of fractional shares.

(4)	Handling of stock acquisition rights and bonds with stock acquisition rights in the Share Exchange

Narumiya, who will be the wholly owned subsidiary in the Share Exchange, is not relevant to this item, since it has issued neither stock acquisition rights nor bonds with stock acquisition rights.

(5)	Handling of surplus dividends

World and Narumiya have agreed with each other that, today or any other date later than that, neither of them may resolve to distribute surplus dividends with the record date being any day up to the effective date of the Share Exchange unless the other party agrees to it in writing; however, World may distribute surplus dividends up to 49 yen per share with August 31, 2025 as the record data.

3.	Basis for the Details of Allotment in the Share Exchange

(1)	Basis and reasons for the details of the allotment

To ensure the fairness and appropriateness of the Share Exchange Ratio and other aspects of the Share Exchange described above in (3) “Details of the allotment in the Share Exchange” under 2. “Overview of the Share Exchange,” World and Narumiya decided to each independently appoint third-party valuation institutions, independent of the Companies, to calculate the share exchange ratio, and the companies also decided to each independently seek legal advice from independent legal advisors. World selected Mizuho Securities Co., Ltd. (“Mizuho Securities”) and Narumiya selected Maxus Corporate Advisory Inc. (“Maxus”) as their respective financial advisors and third-party valuation institutions, independent of the Companies. Furthermore, World selected Nishimura & Asahi (Gaikokuho Kyodo Jigyo) (“N&A”) independent of the Companies and Narumiya selected Oh-Ebashi LPC& Partners (“Oh-Ebashi”) independent of the Companies as their respective legal advisors.

The Companies each engaged in careful consideration, referring to the valuation results of the share exchange ratio calculated by their respective third-party valuation institutions for the Share Exchange and the advice from their legal advisors, and taking into account matters such as the results of the due diligence conducted on the other party. The Companies had multiple rounds of careful discussions and negotiations on the share exchange ratio, comprehensively taking into account their financial conditions, asset conditions, future prospects and other factors.

World, as a result of careful discussions and deliberation as described below in (4) “Measures to ensure fairness (including measures to avoid conflicts of interest),” based on, among other things, the valuation report on the share exchange ratio obtained from its third-party valuation institution Mizuho Securities, the advice from its legal advisor N&A, the results of the due diligence conducted by World on Narumiya: As a result, World reached a conclusion that the Share Exchange Ratio is appropriate and contributes to the interests of the shareholders of World and, therefore, determined that it is appropriate to implement the Share Exchange based on the Share Exchange Ratio.

On the other hand, Narumiya had careful discussions and deliberations as described below in (4) “Measures to ensure fairness (including measures to avoid conflicts of interest),” based on, among other things, the valuation report on the share exchange ration obtained from its third-party valuation institution Maxus, the advice from its legal advisor Oh-Ebashi, the results of the due diligence conducted on World by Narumiya, and the report received from the Special Committee, which is comprised of independence members without interest with World and Narumiya (as detailed below in ③ “Narumiya having obtained a written report from the disinterested Special Committee” under (4) “Measures to ensure fairness (including measures to avoid conflicts of interest).” Consequently, Narumiya concluded that the Share Exchange Ratio if appropriate and contributes to the interests of the minority shareholders of Narumiya. Therefore, Narumiya determined that it is appropriate to implement the Share Exchange based on the Share Exchange Ratio.

As described above, the Companies concluded that the Share Exchange Ratio is appropriate and contributes to the interests of the respective shareholders of World and Narumiya. Accordingly, the Companies decided, based on the resolution at the meetings of board of directors of the Companies held today, to implement the Share Exchange based on the Share Exchange Ratio.

Please note that the Share Exchange Ratio is subject to change by mutual discussions and agreement between World and Narumiya, if there are significant changes in the conditions that form the basis for its calculation.

(2)	Matters concerning valuation

1)	Names of valuation institutions and their relationship with the Companies

Both Mizuho Securities, the third-party valuation institution for World, Maxus, the third-party valuation institution for Narumiya, are valuation institutions independent of World and Narumiya. None of these valuation institutions is a related party to World or Narumiya and has any material interest that should be disclosed in relation to the Share Exchange.

Although Mizuho Bank, Ltd. (“Mizuho Bank”), which is a group company of Mizuho Securities, engages in loan and other transactions with World and Narumiya as part of ordinary banking transactions, it has no material interest in relation to the conflicts of interest with World or Narumiya in the Share Exchange. According to Mizuho Securities, Mizuho Securities established and implemented appropriate conflict of interest management system, including information barriers between Mizuho Securities and Mizuho Bank, in compliance with applicable laws and regulations including Article 36, Paragraph 2 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) and the Cabinet Office Ordinance on Financial Instruments Business, etc. (Article 70-4) and Mizuho Securities conducted the valuation of the share exchange ratio as a third-party valuation institution independently of the position of Mizuho Bank as a lender. World selected Mizuho Securities as the third-party valuation institution independent of World, Narumiya and the Share Exchange, considering that the appropriate preventive measures are taken between Mizuho Securities and Mizuho Bank, and that sufficient independence is maintained at Mizuho Securities in its role as the third-party valuation institution because World and Mizuho Securities are executing transactions on the same terms as general business partners and ensures the independence of Mizuho Securities as an independent third-party valuation institution, and that Mizuho Securities has a track record as an independent third-party valuation institution in similar cases in the past. Fees payable to Mizuho Securities for the Share Exchange include a success fee contingent on, among others, the successful completion of the conclusion of agreement: However, it is believed that the inclusion of a success fee contingent on the successful conclusion of agreement does not necessarily negate the independence of Mizuho Securities, considering the general practice in similar transaction as well as, for the transactions between World and Mizuho Securities, the justifiability of the remuneration system which requires World to assume a suitable monetary obligation when the Share Exchange proves unsuccessful.

Fees payable to Maxus for the Share Exchange include a success fee contingent on, among others, the successful completion of the conclusion of agreement: However, it is believed that the inclusion of a success fee contingent on the successful conclusion of agreement does not necessarily negate the independence, considering the general practice in similar transaction as well as, for the transactions between Narumiya and Maxus, the justifiability of the remuneration system which requires Narumiya to assume a suitable monetary obligation when the Share Exchange proves unsuccessful.

2)	Outline of valuation

(i)	Valuation by Mizuho Securities

Mizuho Securities conducted the valuation of the shares of the Companies employing the average market price analysis (with July 2, 2025 as the Reference Date for valuation, utilizing the closing price at the Tokyo Stock Exchange on the Reference Date as well as simple average closing prices for the periods of one month, three months and six months preceding the Reference Date), since shares of the Companies are listed on the Tokyo Stock Exchange and their market prices are available. In addition, given that the share value can be estimated using the comparable company analysis method since there are more than one comparable, listed companies for the both of the companies, the comparable company analysis method was used in the valuation and, the discounted cash flow (“DCF method”) was employed in order to reflect their future business activities in the estimation.

The following are the results of the share exchange ratio calculation, where the per-share value of World Shares based on each valuation method is 1.

Method used	Calculated range of share exchange ratio
Market price method	0.50-0.56
Comparative company analysis method	0.87-1.50
DCF method	0.35-0.91

Mizuho Securities has conducted the valuation of the share exchange ratio above, principally using publicly available information and information provided to Mizuho Securities as is, and on the assumption that such materials and information are all accurate and complete. Mizuho Securities has not independently verified the accuracy or completeness of such information. It has not independently evaluated or assessed the assets or liabilities (including financial derivatives, off-balance-sheet assets, off-balance-sheet liabilities, and other contingent liabilities) of World, Narumiya, or their respective affiliates, nor has it requested any third-party appraisals or assessments. Mizuho Securities assumes that the financial forecast of the Companies (including profit planning and other information) provided by the Companies were reasonably examined or prepared by the Companies’ management team based on the best estimation and judgment which could be obtained at this point in time. Mizuho Securities relied on the information and economic conditions it acquired on or before July 2, 2025 for its valuation. Its valuation is intended solely to serve as reference for the organization that determines World’s business execution in considering the share exchange ratio.

The financial forecast of World, based on which Mizuho Securities calculated the ration using the DCF method, did not include the fiscal years in which significant increases or decreases of profits are expected. On the other hand, the financial forecast of Narumiya included the fiscal years in which significant increases or decreases are expected. Specifically, since operating profit temporarily dropped in the fiscal year ended February 2025 mainly due to an increase in advertising expenses for increasing new store openings and expanding the number of members with application, operating profit in the fiscal year ending February 2026 is expected to surge by 739 million yen (up approximately 39.7%) over the preceding fiscal year. Free cash flow in the fiscal year ending February 2026 is expected to rise 1,057 million yen for the same reason. The financial forecasts of the Companies have not been made on the assumption of implementation of the Share Exchange.

(ii)	Valuation by Maxus

Maxus conducted the valuation of the share exchange ratio of World and Narumiya using the average market price method as World Shares are listed on the Tokyo Stock Exchange Prime Market and Narumiya Shares on the Tokyo Stock Exchange Standard Market and therefore their market prices are available. Simultaneously, the DCF method was also used to reflect the future business activities in the valuation.

The following are the results of the range of valuations of Narumiya Shares using respective valuation methods, where the per-share value of World Shares is 1.

Method used	Calculated range of share exchange ratio
Average market price method	0.495-0.556
DCF method	0.507-0.639

Under the average market price method, World Share was valuated with July 2, 2025 as the Reference Date, based on its closing price at the Tokyo Stock Exchange Prime Market on the Reference Date along with the simple average closing prices for the latest one-month, three-month and six-month periods. Narumiya Share valuated with July 2, 2025 as the Reference Date, based on its closing price at the Tokyo Stock Exchange Standard Market on the Reference Date along with the simple average closing prices for the latest one-month, three-month and six-month periods.

Under the DCF method analysis, the equity value of World was calculated by discounting the free cash flow expected to be generated by World in and after the fiscal year ending February 2026 at a certain discount rate to the present value based on the projected profit and investment described in the business plan prepared by World for the period from the fiscal year ending February 2026 through the fiscal year ending February 2028, information disclosed to the public and other factors. In calculating the discount rates, the WACC (weighted average cost of capital) is adopted and the rates 4.5%-5.5% were used: The going concern value was calculated using the perpetuity growth method with perpetuity growth rate of -0.5%-0.5%.

The equity value of Narumiya Share was calculated by discounting the free cash flow expected to be generated by Narumiya in and after the fiscal year ending February 2026 at a certain discount rate to the present value based on the projected profit and investment planning described in its business plan for the period up to the fiscal year ending February 2028, information disclosed to the public and other factors. In calculating the discount rates, the WACC (weighted average cost of capital) is adopted and the rates 5.5%-6.5% were used: The going concern value was calculated using the perpetuity growth method with perpetuity growth rate of -0.5%-0.5%.

The financial forecast of World, based on which Maxus calculated the ratio using the DCF method, did not include the fiscal years in which significant increases or decreases in profits are expected. On the other hand, the financial forecast of Narumiya, based on which Maxus calculated the ratio using the DCF method, included the fiscal years in which significant increases or decreases are expected. Specifically, since operating profit temporarily dropped in the fiscal year ended February 2025 mainly due to an increase in advertising expenses for increasing new store openings and expanding the number of members with application, operating profit in the fiscal year ending February 2026 is expected to surge by 739 million yen (up approximately 39.7%) over the preceding fiscal year. Free cash flow in the fiscal year ending February 2026 is expected to increase 1,332 million yen over the preceding fiscal year for the same reason. The financial forecasts of World and Narumiya have not been made on the assumption of implementation of the Share Exchange.

Maxus has conducted the valuation of the share exchange ratio principally using publicly available information and information provided by the Companies or obtained through interviewing as is, and on the assumption that such materials and information are all accurate and complete and not likely to have material influence on the calculation of the share exchange ratio, and that there are no facts that have not been disclosed to Maxus. Maxus has not independently verified the accuracy or completeness of such information. It has not independently evaluated or assessed the assets or liabilities (including financial derivatives, off-balance-sheet assets, off-balance-sheet liabilities, and other contingent liabilities) of World, Narumiya, or their respective affiliates, nor has it requested any third-party appraisals or assessments. Maxus assumes that the financial forecast of the Companies (including profit planning and other information) provided by the Companies were reasonably examined or prepared by the Companies’ management team based on the best estimation and judgment which could be obtained at this point in time. Maxus relied on the information and economic conditions as of July 2, 2025 for its valuation.

(3)	Prospects for delisting and reasons therefor

As a result of the Share Exchange, Narumiya will become a wholly owned subsidiary of World effective on October 1, 2025 (scheduled). Consequently, in accordance with the delisting criteria of the Tokyo Stock Exchange Standard Market, Narumiya will undergo the prescribed procedures and is expected to be delisted on September 29, 2025 (with the final trading day being September 26, 2025). After delisting, Narumiya Shares will no longer be tradable on the Tokyo Stock Exchange Standard Market. If the current effective date of the Share Exchange is changed, the delisting date will also be adjusted accordingly.

Even after the delisting of Narumiya Shares, the World Shares allotted to Narumiya shareholders through the Share Exchange will remain listed on the Tokyo Stock Exchange Prime Market. Although some shareholders may receive allotment of shares less than one unit, shareholders holding at least one unit will still be able to trade their shares on the financial instruments exchange market even after the Share Exchange takes effect, and the Companies believe that the liquidity of the shares will continue to be provided.

Although shares less than one unit cannot be sold on the Tokyo Stock Exchange Prime Market, shareholders may utilize World’s buyback program for shares less than one unit, should they wish to do so. For details on these procedures, please see Note 3, “Handling of shares less than one unit,” to (3) “Details of the allotment in the Share Exchange” under 2. “Overview of the Share Exchange.”

Additionally, for details on the handling of fractions less than one share, please see Note 4, “Handling of fractions less than one share” to (3) “Details of the allotment in the Share Exchange” under 2. “Overview of the Share Exchange.”

Narumiya shareholders will be able to trade their Narumiya Shares on the Tokyo Stock Exchange Standard Market as usual until the last trading day of September 26, 2025 (scheduled). They will also be able to exercise their legal rights under the Companies Act and other relevant laws and regulations until the Record Time.

(4)	Measures to ensure fairness (including measures to avoid conflicts of interest)

As of today, Narumiya is a consolidated subsidiary of World, with World holding 5,868,230 Narumiya Shares, which represent 59.77% (rounded to two decimal places; hereinafter the same) of 9,817,730 shares (calculated by subtracting the number of treasury shares (305,122 shares) as of February 28, 2025, from the total number of issued shares of Narumiya as of the same date (9,817,708 shares)). Accordingly, World and Narumiya determined that it is necessary to ensure the fairness of the Share Exchange, and implemented the following measures to ensure fairness (including measures to avoid conflicts of interest):

1)	Obtaining valuation reports from independent third-party valuation institutions

World selected Mizuho Securities that is independent of the Companies, and Narumiya selected Maxus that is independent of the Companies as their respective third-party evaluation institutions. Each of World and Narumiya obtained valuation reports concerning the share exchange ratio as of July 2, 2025.

For an overview of the valuation reports, please see (2) “Matters concerning valuation” above. It should be noted that neither World nor Narumiya obtained a fairness opinion from its respective third-party valuation institutions to the effect that the Share Exchange Ratio is appropriate or fair from a financial viewpoint.

2)	Advice from independent law firms

World selected N & A as its legal advisor and received legal advice from this firm regarding the procedures of the Share Exchange and the methods and processes of World’s decision-making. N & A is independent of both World and Narumiya and does not have any material interests with either company.

Narumiya selected Oh-Ebashi as its legal advisor and received legal advice from this firm regarding the procedures of the Share Exchange and the methods and processes of Narumiya’s decision-making. Oh-Ebashi is independent of both World and Narumiya and does not have any material interests with either company.

3)	Narumiya having obtained a written report from the disinterested Special Committee

To be prudent in Narumiya’s decision-making concerning the Share Exchange and eliminating arbitrariness in the process of decision-making by Narumiya’s board of directors to secure fairness, transparency and objectiveness of it, and to examine validity of the Share Exchange and appropriateness of the procedures for it, Narumiya established a special committee comprising of Mr. Koji Suzuki, Mr. Sakae Komiyama (Certified Public Accountant, IMANISHI Certified Public TAX Accountants’ Corporation) and Ms. Mika Yanagisawa (Attorney-at-Law, WINGS Law Office), all of whom are Narumiya’s outside directors and none of whom has interests with World, based on the resolution of the Board of Directors meeting of April 11, 2025, aiming at confirming that it does not form disadvantage for general shareholders of Narumiya to resolve to implement the Share Exchange at the Board of Directors meeting as it remains careful in making its decision concerning the Share Exchange. Narumiya has selected these three people as members of the Special Committee from the outset and has never made any changes in the Special Committee members. The committee members are to receive remuneration for the performance of their duties regardless of the contents of their reporting: Any fees contingent on the success of the Share Exchange, etc. are not included.

Following this, when considering the Share Exchange, Narumiya consulted with the Special Committee concerning (i) reasonableness of the objectives of the Share Exchange (including the issue as to whether the Share Exchange will contribute to an increase in Narumiya’s corporate value), (ii) appropriateness of the transaction terms of the Share Exchange (including the share exchange ratio in the Share Exchange), (iii) fairness of the processes including those for negotiations that led to realization of the Share Exchange and (iv) judging based on the conditions (i) through (iii) above, whether the Share Exchange will not prove to be disadvantageous to general shareholders of Narumiya (above (i) through (iv) to be collectively referred to as “Consultation Matters”).

On the occasion of resolving the establishment of the Special Committee, the board of directors of Narumiya fully respects the judgment made by the Special Committee and, resolve that the Board will not determine the intention of implementing the Share Exchange if the Special Committee considers that the Share Exchange is not appropriate and, furthermore, the Board resolved that the Special Committee: (a) may receive information from officers or employees of Narumiya necessary for examining and making decision on the Share Exchange (including requests for attending the Special Committee meeting), (b) may practically engage in the processes of negotiation (including, as required, instructions or requests regarding the policy for negotiation with World as well as its own involvement in negotiations with World), (c) may approve external advisors of Narumiya which Narumiya has selected (including additional approval), and (d) may be granted the authority to select its own external advisors as required at the expense of Narumiya.

The Special Committee held its committee meeting a total of 14 times during the period from April 16, 2025 through July 2, 2025 and, furthermore, even if not holding such meetings by such means as e-mails, it expressed its views and exchanged and collected information and, as required, held discussions from time to time, to prudently examine the matter. Specifically, about Maxus, which Narumiya selected as financial advisor and third-party valuation institution, as well as Oh-Ebashi, the legal advisor, it confirmed that there were no problems regarding their independence and approved such selection. Subsequently, it was given an explanation from Narumiya on the outline of businesses of Narumiya and Narumiya Group (Narumiya and its affiliates; hereinafter the same), policy for preparation of Narumiya’s business plan along with procedures for its formulation, etc., which is the basis for calculation of the share exchange ratio, and had a question-and-answer session. Furthermore, from Oh-Ebashi, which is Narumiya’s legal advisor, it received advice on the method of decision making by Narumiya’s Board of Directors concerning the Share Exchange, measures to ensure fairness of the procedures concerning the Special Committee’s operation and others, and measures to avoid conflicts of interest and, at the same time, received explanation on the results of legal due diligence on World followed by a question-and-answer session. Additionally, from Maxus, which carried out due diligence of World on financial and taxation matters based on Narumiya’s request, the Special Committee received an explanation on the results of such due diligence on financial and taxation matters followed by a question-and-answer session. In addition, the Special Committee was given from World the outline of businesses of World and World Group, Narumiya’s position in the World Group, background and particulars that led to the Share Exchange, reasons for selecting the Share Exchange, details of the expected effects of the Share Exchange including the synergy effect, managerial policy after the Share Exchange and handling of the employees, and others, followed by a question-and-answer session. It was also given an explanation from Maxus, financial advisor and third-party valuation institution for Narumiya, on the method of calculating the allotment ratio for the Share Exchange and on the result of valuation, held a question-and-answer session and verified its reasonableness. It should be noted that the Special Committee practically engages in the process of negotiation with World, in such a way as it received reports from time to time on the process and details of the negotiations and discussions between World and Narumiya concerning the Share Exchange, based on which it held discussions more than once on the policy for the negotiation and other matters and express its opinion.

After taking the procedures mentioned above, the Special Committee carefully deliberated and considered concerning the Consultation Matters and, as a result, submitted as of July 3, 2025 a report, whose contents are summarized as follows, to the Board of Directors of Narumiya based on the unanimous approval by all the Committee members:

(a)	Details of the report

i.

It is considered that the Share Exchange will contribute to the increase of Narumiya’s corporate value and therefore the objectives of making Narumiya a wholly owned subsidiary through the Share Exchange is reasonable.

ii.	The terms of the Share Exchange including the share exchange ratio relative to the Share Exchange are appropriate.

iii.	Given that appropriate measures to ensure fairness in the process of negotiations, etc., which led to the Share Exchange, have been implemented, the procedures for the Share Exchange are deemed fair.

iv.	Based on the i through iii, the Share Exchange is not disadvantageous to minority shareholders of Narumiya.

(b)	Reason for giving the report

i

Reasonableness of the objectives of making Narumiya a wholly owned subsidiary through the Share Exchange (including whether the Share Exchange will contribute to increasing the corporate value of Narumiya)

For reasons mentioned below, it is considered that making Narumiya a wholly owned subsidiary by the Share Exchange will contribute to increasing the corporate value of Narumiya and therefore the objectives of the transaction are reasonable.

•

Narumiya’s and World’s recognition of the current situation about the business environment for Narumiya and managerial challenges Narumiya has, which is stated in above 1. “Background to the Execution of the Share Exchange Agreement,” is same as that of the Special Committee. The Committee has no objection to it.

•

Narumiya gave an explanation on the background to the Special Committee, stating that Narumiya and World have long had close communication and, regarding the measures that are difficult for Narumiya solely to realize, mainly in the back-office field such as computer systems and personnel affairs, Narumiya owed its growth to World.

•

World gave explanation to the Special Committee that, through making Narumiya its wholly owned subsidiary, it could eradicate the conflicts of interest between World and Narumiya’s minority shareholders and the restrictions against securing independence, and could implement investment in businesses which would contribute to enhance corporate value in which the scale of the entire World Group was made use of from an even longer-term vision, comprehensively utilize the assets the World Group possesses and raise the business efficiency through cost reduction.

•

Explanations by both Narumiya and World were concrete ones made on the basis of the business environment for Narumiya and business challenges of Narumiya. They were consistent with the contents generally explained as the environment of the industry and markets to which Narumiya belongs and therefore it is considered to be realistic aiming at strengthening future competitiveness. Nothing was found that is particularly unreasonable.

•

On the other hand, Narumiya expressed concerns about the Share Exchange such as the loss of Narumiya’s corporate culture and managerial philosophy, its unfavorable effect on the existing shareholders of Narumiya (including the benefits arising from the preferential system for shareholders) and the unfavorable effects on Narumiya’s employees. In these respects, World explained: Narumiya’s managerial system would basically be maintained after the Share Exchange, discussions would be held on the optimum managerial system after implementation of the Share Exchange, World intended to maintain the managerial philosophy to which Narumiya attaches importance after the Share Exchange, and World is considering further improvement of the World’s preference system for shareholders in the future. It is considered that these explanations by World would be reduced to a certain extent the concerns Narumiya expressed to the Special Committee concerning the Share Exchange and, in addition, it was considered unlikely that these concerns would surpass the advantages expected to arise from the Share Exchange or significantly damage them.

ii.	Appropriateness of the transaction terms of the Share Exchange (including the consideration and the share exchange ratio in the Share Exchange)

•

To use the procedures of Share Exchange as a method for making a wholly owned subsidiary is reasonable because: It will provide minority shareholders of Narumiya with opportunities to enjoy the synergies expected through the implementation of the Share Exchange and, at the same time, it may not be said to be disadvantageous to the minority shareholders of Narumiya compared with the case where the consideration is paid in cash since they can cash their holdings by selling the highly liquid World shares and, in addition, the share exchange is one of the generally practiced methods for making wholly owned subsidiary.

•

When judging the appropriateness of the transaction terms of the share exchange, Narumiya referred to the written valuation concerning the share exchange ratio received from Maxus, a third-party valuation institution of Narumiya independent of World and of whether the share exchange proves successful, aiming at grasping the values of Narumiya Shares and World Shares.

•

The Special Committee was given by Maxus explanation concerning the calculation method, the reasons for adopting the relevant method, contents and key assumption of each of the calculation methods and, subsequently, a question-and-answer session was held to examine the contents. Consequently, it is considered that Maxus’s methods for calculating share value, i.e., the average market price method and the DCF method, are general and reasonable in light of present business practice and, furthermore, their explanation about the ground for the discount rate used in the DCF method is also reasonable: The calculation of valuation is therefore considered to be appropriate in light of present business practice.

•

Narumiya’s business plan, which is a prerequisite for the above-mentioned calculation, has been confirmed no to be particularly unreasonable in terms of its contents, its important preconditions and its formulation process by such means as the Special Committee had an interview with the Representative Director & President, Chief Executive Officer of Narumiya. Narumiya and the Special Committee had a certain concern about the feasibility of World’s business plan originally received, which is a prerequisite for the above-mentioned calculation, Narumiya made partial correction to the prerequisite based on the discussion at the Special Committee and, consequently, both the Narumiya’s business plan and the revised business plan of World are considered not to be unreasonable in light of the process of its formulation and current situation of the both companies.

•

If referred to the valuation range of the share exchange ratio specified in the written valuation of share exchange ratio prepared by Maxus, the Share Exchange Ratio exceeds to upper limit of the valuation result by the average market price method and exceeds the median of the results prepared using the DCF method.

•

With regard to the level of the premiums for the Share Exchange in relation to market share prices, the premiums in relation to the simple averages of closing prices for recent three-month and six-month periods are not inferior to those in the recent cases of similar share exchange projects and, at the same time, while it is possible to consider that the premiums in relation to the closing price on the day immediately preceding the date of announcement and the simple average of closing prices for recent one month period is not at a satisfactory level compared with those in the recent cases of similar share exchange projects; however, (1) If referred to the valuation range in the written valuation of exchange ratio prepared by Maxus, the share exchange ratio surpasses the upper limit of the results obtained by the market price average method and surpasses the median of the results obtained by the DCF method, (2) With regard to the premiums in relation to the simple averages of closing prices for recent three-month and six-month periods, the premium is not inferior to the median of the recent similar cases of share exchange and, in addition, (3) The consideration of the Share Exchange will not be paid in cash but with shares and therefore the minority shareholders of Narumiya are expected to enjoy synergies after the Share Exchange through the World Shares to be delivered as a result of the Share Exchange, and (4) Through the negotiations with World concerning the Share Exchange Ratio, World expressed its consideration to the minority shareholders of Narumiya and, as stated below, a rise in the Share Exchange Ratio was realized compared with the original suggestion: Comprehensively considering these matters, it may be said that the appropriateness of the Share Exchange will not be denied.

•

The Special Committee has held discussions more than once on whether the Share Exchange Ratio is at an appropriate level which ensures the benefit that Narumiya’s minority shareholders should enjoy, taking into consideration the advantages the Share Exchange to be given to Narumiya. Given that the results of such discussions have been reflected in the policy for negotiations with World, and the negotiations with World were conducted under such policy for negotiation that has been determined by the Special Committee and in accordance with its instructions and requests, the negotiations with World may be appraised as being carried out practically with the involvement of the Special Committee. As the negotiations were conducted in such a manner, World also expressed its consideration to the minority shareholders of Narumiya and, consequently, the Special Committee realized rises of the Share Exchange Ratio a total of three times by approximately 13.7% over the original suggestion.

iii.	Fairness of the procedures concerning the process of negotiations up to the time of realization of the Share Exchange

The procedures for the Share Exchange are fair, since, in the process, etc. of the negotiations up to the time of effecting the Share Exchange appropriate measures for ensuring fairness have been implemented.

•

As Narumiya considers it is necessary to ensure the fairness of the Share Exchange since World already holds 59.77% of Narumiya Shares, Narumiya is a consolidated subsidiary of World, and a director of Narumiya is concurrently serving as a director of World and, therefore, aiming at confirming that to make a decision in its Board of Directors meeting to determine to implement the Share Exchange does not cause disadvantage to the minority shareholders of Narumiya through securing the fairness, transparency and objectivity through careful decision-making by Narumiya and eradicating arbitrariness in decision-making by the Board of Directors’ decision-making and, at the same time, by reviewing, among others, whether the Share Exchange is appropriate and the transaction terms are appropriate and the procedures are fair, promptly after Narumiya’s starting of full-fledged consideration of the Share Exchange, based on the resolution by Narumiya’s Board of Directors meeting held on April 11, 2025, the Special Committee, comprising of three outside directors of Narumiya and being independent of Narumiya and World: It is determined that the Special Committee’s decision is respected to the maximum and, if the Special Committee considers that the Share Exchange is not appropriate, the decision for carrying out the Share Exchange should not be made. It provided that the members of the Special Committee should receive remuneration as compensation for their performance of duties, regardless of the contents of their report and such remuneration does not include remuneration contingent on the success of the Share Exchange project.

•

Negotiations with World have been conducted with practical involvement of the Special Committee and, moreover, raising of the share exchange ratio have been realized: Taking such details of the negotiation, it may be assessed that discussion and negotiation with World are identical to the discussion and negotiation between independent parties.

•

Narumiya receives legal advice and opinions, etc. from time to time from Oh-Ebashi, which Narumiya has selected as a legal advisor independent of Narumiya, World and whether the Share Exchange project is successful, concerning the measures to ensure the fairness of the procedures in the Share Exchange, procedures of various sorts for the Share Exchange as well as the methods of Narumiya’s decision-making in the Share Exchange and other processes.

•

Narumiya receives from Maxus, which Narumiya selected as a financial advisor and a third-party valuation organization independent of Narumiya and World, advice and opinions, etc. from the financial point of view concerning the terms of the Share Exchange including the Share Exchange Ratio and, besides, Narumiya has received a written valuation concerning the Share Exchange Ratio to ensure the appropriateness of the Share Exchange Ratio.

•

Although a fairness opinion has not been received for the Share Exchange, Narumiya has implemented sufficient measures to ensure fairness for the Share Exchange. If these aspects are comprehensively reviewed, not to have received the fairness opinion is not considered to harm the fairness of the procedures for the process of negotiations, etc. for the Share Exchange.

•

Promptly after Narumiya’s starting of full-fledged consideration of the Share Exchange, Narumiya established a system which does not allow the Narumiya’s directors who have concurrent position of World’s directors to participate in discussion or negotiation concerning the transaction terms for the Share Exchange between Narumiya and World, along with the process of preparation of Narumiya’s business plan: The treatment is being maintained.

•

Narumiya has not had, among Narumiya’s directors, Mr. Keiichi Nakabayashi, who has concurrent position of Director of World, participate in the deliberation and resolution by the Board of Directors concerning the Share Exchange since the Board of Directors meeting held on April 11, 2025. It is scheduled that Narumiya will not have him participate in the deliberation and resolution concerning the Share Exchange at the Board of Directors meeting to be held on July 3, 2025 and, at the same time, Narumiya has not had him participate in the discussion or negotiation concerning the Share Exchange.

•

Narumiya has never made any agreement with World which may restrict Narumiya from contacting any oppositive proposer for purchasing other than World. Although Narumiya is not engaged in aggressive market checking to investigate whether there are any potential purchasers in the markets, considering that to practice it is difficult for such reasons as information control and, moreover, World holds as high as approximately 59.77% of the voting rights of Narumiya: It is considered that not being aggressive in doing market checking in relation to the Share Exchange may not be considered to be harming the fairness of the procedures for the Share Exchange.

•

In the Share Exchange, the majority of minority conditions are not projected to be set: Since setting the majority of minority conditions may make the success of the share exchange project unstable and, possibly, contrary to expectations, may not contribute to the interest of minority shareholders and, additionally, in the Share Exchange, Narumiya has implemented sufficient measures to ensure fairness so it is considered that the fact that the majority of minority conditions are not set will not lead to harm the fairness of the procedures including the process of negotiations up to the time of the completion of the Share Exchange.

•

With regard to the contents of the written valuation by Maxus about the Share Exchange Ratio, outline of the Special Committee and details of its authority, remuneration system for each member of the Special Committee, history of the review made by the Special Committee as well as the status of its engagement in the process of negotiations with World about the transaction terms, contents of reports, etc, it is scheduled that information will be disclosed which is detailed enough to judge the fairness of the transaction terms and the fairness of procedures.

•

Additionally, no facts have been found that may lead to the presumption that Narumiya was unreasonably affected by World, in the process of discussion, review and negotiation regarding the Share Exchange, or in the process of discussion, review and negotiation regarding the Share Exchange.

iv.	Question about whether Narumiya’s Board of Directors resolving for the Share Exchange will be disadvantageous to the minority shareholders of Narumiya

As mentioned in the i above, the Share Exchange is considered to contribute to the increase of Narumiya’s corporate value and, as mentioned in ii and iii above, the transaction terms are appropriate and the procedures are fair, it is considered that the resolution for carrying out the Share Exchange is not disadvantageous to the minority shareholders of Narumiya.

4)	Narumiya’s establishment of an independent review framework

Narumiya established an in-house framework for considering, negotiating and judging on the Share Exchange from a standpoint independent of World. Specifically, after Narumiya received the letter of intent from World on April 4, 2025, it considered and established a project team to consider the Share Exchange (including the preparation of a business plan that would form the basis for the valuation of Narumiya Shares) and to conduct discussions and negotiations with World: The project team should consist of the officers or employees of Narumiya who do not hold concurrent positions as World officers or employees and have never held positions as officers or employees of the World Group (excluding Narumiya Group) and, Mr. Keiichi Nakabayashi, Director of Narumiya holding concurrent position as Director of World, would not be involved in any discussions or negotiations related to the Share Exchange as he has interests with the Share Exchange and this rule is maintained.

In addition to the handling mentioned above, the Special Committee has also confirmed that there are no issues with Narumiya review framework (including the scope of Narumiya officers and employees involved in the review, negotiation and decision-making of the Share Exchange and their duties) from the perspective of independence and fairness, based on the advice by Oh-Ebashi.

5)	Approval by all of the Narumiya directors (including audit and supervisory committee members) who do not have interests with World

Narumiya has resolved to conclude the Share Exchange Agreement at its Board of Directors meeting held today, after carefully discussed and reviewed as to whether the Share Exchange by World will contribute to increase of Narumiya’s corporate value and whether the trading terms for the Share Exchange including the share exchange ratio are appropriate, based on the legal advice obtained from Oh-Ebashi, Maxus’s advice from the financial viewpoint, contents of the written valuation of the Share Exchange Ratio received from Maxus, report obtained from the Special Committee, and other relevant materials.

Of the seven directors of Narumiya, Mr. Keiichi Nakabayashi is currently a director of World. Given that Narumiya is a subsidiary of World and the transaction falls under a category of transactions that typically involve structural conflicts of interest and information asymmetry issues, it is essential to eliminate the risk that deliberations and resolutions by the board of directors will be affected by these issues. For this reason, the above resolution was made unanimously by the six directors excluding Mr. Keiichi Nakabayashi.

Additionally, of the directors of Narumiya, Mr. Keiichi Nakabayashi who is concurrently assuming a post of a director of World falls under a category of transactions that typically involve structural conflicts of interest and information asymmetry issues: To eliminate the risk that deliberations and resolutions will be affected by these issues, Mr. Nakabayashi has not participate in the board of directors meeting mentioned above and other board of directors meetings concerning the Share Exchange and, simultaneously, has not participated in discussions or negotiations on the Share Exchange from the standpoint of Narumiya.

4.	Overview of the parties to the Share Exchange

(A) Overview of the parties

		Wholly owning parent company resulting from share exchange		Wholly owned subsidiary resulting from share exchange
(1)	Name	World Co., Ltd.		Narumiya International Co., Ltd.
(2)	Location	6-8-1, Minatojima-Nakamachi, Chuo-ku, Kobe City, Hyogo Prefecture		2-4-1, Shibakoen, Minato-ku, Tokyo
(3)	Name and job title of representative	Nobuteru Suzuki, Representative Director of the Board, President & Executive Officer		Hirotaka Kunikyo, President, Representative Director and Chief Executive Officer
(4)	Business	As an operating holding company, it engages in managerial administration of the entire affiliated group engaging in brand business, digital business and platform business and related businesses.		Manufacture, processing and sale of children’s clothing and related products by developing the planning and sale of babies’ and children’s clothing, as well as original or licensed brand products.
(5)	Stated capital	6,000 million yen (as of the end of February 28, 2025)		255.099 million yen (as of February 28, 2025)
(6)	Date of incorporation	January 13, 1959		June 8, 2016
(7)	Number of issued shares	34,390,965 shares (as of February 28, 2025)		10,122,830 shares (as of February 28, 2025)
(8)	Fiscal year end	End of February		End of February
(9)	Number of employees	7,225 (consolidated) (as of February 28, 2025)		1,089 (consolidated) (as of February 28, 2025)
(10)	Major trading partners	Japanese and foreign corporations, etc.		Japanese and foreign corporations, etc.
(11)	Banks with transactions	Sumitomo Mitsui Banking Corporation MUFG Bank, Ltd. Mizuho Bank, Ltd.		Sumitomo Mitsui Banking Corporation
(12)	Major shareholders and shareholding ratio (as of February 28, 2025)	The Master Trust Bank of Japan, Ltd. (Trust Account)	12.9%	World Co., Ltd.	59.77%
		Hidezo Terai	6.9%	Toyoshima & Co., Ltd.	6.53%
		Custody Bank of Japan, Ltd.	4.6%	Soei Co., Ltd.	2.37%
		Godo Kaisha AT Kosan	2.9%	Moririn Co., Ltd.	1.96%
		Godo Kaisha KM Kosan	2.9%	Narumiya International ESOP	1.14%
		Godo Kaisha YR Kosan	2.9%	The Master Trust Bank of Japan, Ltd. (Trust Account)	1.10%
		Godo Kaisha EH Kosan	2.0%	JPLLC-CL JPY (Standing proxy Citibank N.A. Tokyo Branch)	1.09%
		Kenji Kamiyama	2.0%	CACEIS BANK/QUINTET LUXEMBOURG SUB AC / UCITS CUSTOMERS ACCOUNT (Standing proxy Hongkong and Shanghai Banking Corporation Ltd. Tokyo Branch Custody Servicing)	1.04%
		Shigeo Hatasaki	1.8%	Custody Bank of Japan, Ltd. (Trust Account)	0.70%
		Nomura Securities Co., Ltd.	1.6%	Sankyo Seiko Apparel Fashion Co., Ltd.	0.65%
(13)	Relationship between parties
	Capital relationship	World owns 5,868,230 shares of Narumiya (59.77% of the total number of issued shares of Narumiya, excluding the number of treasury shares held by Narumiya).
	Personal relationship	Mr. Keiichi Nakabayashi, Executive Vice President and Executive Officer of World assumes the post of Director of Narumiya.
	Business relationship	Business relationship between them includes sharing of various types of platforms and implementation of joint marketing projects.
	Whether considered related parties	Narumiya being a subsidiary of World, the two companies fall on the category of related parties with each other.

(B) Consolidated operating results and financial position for the last three years (in millions of yen other than those specified otherwise)

(1)	World
	Fiscal year ended	March 31, 2023	February 29, 2024	February 28, 2025
	Net assets	89,229	88,418	86,505
	Total assets	251,421	239,685	273,880
	Net assets per share attributable to owners of parent (yen)	2,426.19	2,409.79	2,384.90
	Net sales	214,246	202,342	225,658
	Core operating profit	13,539	13,569	17,013
	Operating profit	11,686	12,004	16,796
	Profit attributable to owners of parent	5,686	6,764	11,105
	Net profit per share (yen)	152.73	187.37	319.17
	Dividend per share (yen)	48.00	56.00	80.00
(2)	Narumiya
	Fiscal year ended	February 28, 2023	February 29, 2024	February 28, 2025
	Net assets	5,383	6,008	7,028
	Total assets	13,438	14,161	13,997
	Net assets per share (yen)	531.73	612.00	715.85
	Net sales	34,998	37,484	39,153
	Operating profit	1,705	2,106	1,861
	Recurring profit	1,624	2,073	1,820
	Net profit attributable to owners of parent	831	1,217	1,404
	Net profit per share (yen)	82.10	123.43	142.99
	Dividend per share (yen)	31.00	41.00	53.00

Note:	Due to a change in the fiscal term, World’s fiscal year ending February 29, 2024 was an irregular term covering eleven months.

5.	Status after the Share Exchange

Wholly owning parent company resulting from share exchange

(1)	Name	World Co., Ltd.

(2)	Location	6-8-1, Minatojima-Nakamachi, Chuo-ku, Kobe City

(3)	Name and title of representative	Nobuteru Suzuki, Representative Director of the Board, President & Executive Officer

(4)	Business	As an operating holding company, it engages in managerial administration of the entire affiliated group engaging in brand business, digital business and platform business and related businesses.

(5)	Stated capital	6,000 million yen (scheduled for October 1, 2025)

(6)	Fiscal year end	End of February

(7)	Net assets	To be determined

(8)	Total assets	To be determined

6.	Outline of Accounting Treatment

The Share Exchange is expected to constitute a common control transaction under the Accounting Standards for Business Combinations.

7.	Future outlook

Narumiya, a consolidated subsidiary of World, will become a wholly owned subsidiary of World following the Share Exchange. The impact of the Share Exchange on World has not been finalized at this time. If any matters arise that need to be disclosed, the Companies will promptly make such disclosures.

8.	Matters concerning transactions with controlling shareholders

(1)

Whether the Share Exchange constitutes a transaction with the controlling shareholder and compliance status with the policy on measures to protect minority shareholders in conducting transactions with the controlling shareholder

World is already the controlling shareholder (parent company) of Narumiya, and accordingly the Share Exchange constitutes a transaction with the controlling shareholder for Narumiya.

In the Corporate Governance Report disclosed by Narumiya on May 26, 2025, it is stated in the section titled “Policy on Measures to Protect Minority Shareholders in Conducting Transactions with a Controlling Shareholder” that “In such cases as carrying out transaction with the controlling shareholder, our policy is to sufficiently review the reasonability of the transactions (whether it is necessary in relation of the business) and appropriateness of the trading terms by, same as in the cases of general transaction terms, checking the laws and regulations, etc. and, decision will be made after deliberation by the Board of Directors including external outside directors so as to avoid the decision being made arbitrarily (including audit and supervisory committee members): By ensuring fairness and appropriateness of the transactions in this way, we will endeavor to protect minority shareholders.”

In this regard, Narumiya has taken measures to address structural conflicts of interest and ensure the fairness of the transaction terms of the Share Exchange, as described above in (4) “Measures to ensure fairness (including measures to avoid conflicts of interest)” under 3. “Basis for the Details of Allotment in the Share Exchange” above. Narumiya believes that these measures are in compliance with the policy described above.

(2)	Matters concerning measures to ensure fairness and measures to avoid conflicts of interest

Given that World holds 59.77% of Narumiya’s common stock, making World the controlling shareholder (parent company) of Narumiya, and that the Share Exchange constitutes a material transaction with the controlling shareholder and a transaction that inherently involves issues of structural conflicts of interest and issues of information asymmetry, Narumiya has taken the measures to address these issues and ensure the fairness of the terms of the Share Exchange as described in (4) “Measures to ensure fairness (including measures to avoid conflicts of interest)” under 3. “Basis for the Details of Allotment in the Share Exchange” above.

(3)	Summary of opinions obtained from parties without interest with the controlling shareholder to the effect that the transactions are not disadvantageous to minority shareholders

Narumiya received the Written Report from the Special Committee dated July 3, 2025 which included the reporting to the effect that the Share Exchange is not disadvantageous to the minority shareholders of Narumiya. For details, please see above in [3] “Narumiya obtained a written report from a special committee without interest” under (4) “Measures to ensure fairness (including measures to avoid conflicts of interest)” in 3. “Basis for the Details of Allotment in the Share Exchange.”

9.	World’s preferential system for shareholders

World has the preferential system for shareholders for the holders of one unit (100 shares) or more of its shares registered in the stock ledger at the end of February and August each year.

If the Share Exchange is approved at the Extraordinary Shareholders Meeting of Narumiya scheduled to be held on August 28, 2025, and the Share Exchange takes effect, it is planned that the preferential system for shareholders will be enlarged after the Share Exchange taking effect, so that those continuing to hold Narumiya or World shares may realize the advantage of the companies forming a group. For details, please refer to the “Notice on the enlargement of the preferential system for shareholders” which World disclosed today.

10.	The preferential system for shareholders at Narumiya

For details of the abolition of the preferential system for shareholders at Narumiya, please refer to the “Notice on the revision of expected dividend payment (omitted dividend) and abolition of the preferential system for shareholders,” which Narumiya disclosed today.

End

(Reference) The consolidated earnings forecast for the current fiscal year (as announced on July 3, 2025) and the consolidated earnings for the previous fiscal year

World

(in millions of yen)

	Net sales	Core operating profit	Operating profit	Net profit attributable to owners of parent
Forecast of earnings for the current fiscal year (Fiscal year ending February 2026)	300,000	20,000	19,500	11,200
Earnings for the previous fiscal year (Fiscal year ended February 2025)	225,658	17,013	16,796	11,105

Narumiya

(in millions of yen)

	Consolidated sales	Consolidated operating profit	Consolidated recurring profit	Net profit attributable to owners of parent
Forecast of earnings for the current fiscal year (Fiscal year ending February 2026)	44,000	2,600	2,584	1,653
Earnings for the previous fiscal year (Fiscal year ended February 2025)	39,152	1,860	1,819	1,403